UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42839

ChowChow Cloud International Holdings Limited

Unit 03, 23/F, Aitken Vanson Centre,

No. 61 Hoi Yuen Road, Kwun Tong

Kowloon, Hong Kong

+852 3461 3788

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Information Contained in this Form 6-K Report

ChowChow Cloud International Holdings Limited, a Cayman Islands exempted company (the “Company”) is furnishing this Form 6-K to provide six-month interim financial statements.

Financial Statements and Exhibits.

EXHIBIT INDEX

Exhibit No.	Description
99.1	ChowChow Cloud International Holdings Limited Announces First Half 2025 Unaudited Financial Results

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChowChow Cloud International Holdings Limited

Date: December 31, 2025	By:	/s/ Yee Kar Wing
	Name:	Yee Kar Wing
	Title:	Chairman of the Board and Chief Executive Officer

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